Exhibit 99.1

São Paulo, Mar 23, 2023 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the fourth quarter of 2022 (4Q22) ended December 31, 2022. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

The Annual Contract Value (ACV) for the 2023 sales cycle totaled R$1,230 million, which represents an organic growth of 20% over the subscription revenue for the 2022 sales cycle (from 4Q21 to 3Q22). Nearly 100% of our new sales have come from traditional learning systems and complementary solutions, with a higher growth observed in our premium brands and complementary solutions. Traditional learning system ACV grew 20% in 2023 compared to 2022, while complementary solutions ACV grew 39% in comparison to 2022.

Vasta’s accumulated subscription revenue during the 2022 fiscal year totaled R$1,121 million, a 39.5% increase compared to the 2021 fiscal year. Subscription revenue, excluding our hybrid subscription textbook products (PAR), increased 46% and total net revenue increased 33.4%.

In the fourth quarter, subscription revenue grew 28% compared to 4Q21, representing 36.1% of the 2023 ACV, compared to 33.9% of the 2022 ACV in 4Q21. This growth in subscription revenue was mainly driven by (i) the growth in our complementary solutions portfolio (with more participating schools, and more solutions per school), (ii) increased participation of premium labels in the ACV mix and (iii) migration from PAR to subscription revenue. We intend to continue to seek ACV and revenue growth based on these factors.

As guidance for 1Q23, we expect a net revenue from R$ 395 million to R$ 415 million, to be comprised of R$ 350 million to R$ 360 million from subscription products (29% of 2023 ACV) and R$ 45 million to R$55 million from non-subscription products. We expect the 2023 sales cycle to be slightly less concentrated in the first two quarters in 2023 (expected 65% in the mid-range) than in the previous year (66.5%), due to the different seasonality and mix of our products.

In the 2022 fiscal year, Adjusted EBITDA grew 106%, to R$375 million, with a margin increase of 10.5 p.p., to 29.7%. In 4Q22, Adjusted EBITDA totaled R$200 million, a 25% increase compared to R$161 million in 4Q21. This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products. The Adjusted EBITDA and Adjusted Net Profit were negatively impacted by the R$15.0 million in provisions for doubtful accounts (PDA), relating to the entirety of Vasta’s receivables for products in inventories of a large retail company undergoing judicial recovery.

Vasta recorded Adjusted Net Profit of R$39 million in 2022, compared to an Adjusted Net Loss of R$10 million in 2021. This increase in our Adjusted Net Profit was partially offset by the R$15.0 million in provisions for doubtful accounts (PDA), relating to the entirety of Vasta’s receivables for products in inventories of a large retail company undergoing judicial recovery.

Free cash flow (FCF) totaled R$92million in 2022 (or R$112 million on a normalized basis), a R$206 million increase from negative R$94 million in 2021.

In 2022, we took the decision to promote effective and innovative bilingual education through a unique solution that uses our existing products to combine two elements in high demand: bilingual education and performance in entrance exams. In the first quarter of 2023 we became partners of Start-Anglo, a school focused on promoting bilingual education with high performance, which will be a model institution for the franchise project that we

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expect to launch in the first semester of 2023 to partner with Anglo in responding to an increasingly strong demand from families and students for academic excellence, bilingual education and innovation.

Vasta also announces today the transition period of its chief executive officer. With 36 years dedicated to education, as a teacher, entrepreneur, and executive, Mr. Mario Ghio has chosen to step down from his executive role at the company. Mr. Guilherme Mélega, current chief operating officer of the company, will assume as CEO after Mr. Ghio’s departure on April 30, 2023. Mr. Ghio will assist Mr. Mélega in the transition of the CEO role until April 30, 2023, and will continue to act as a member of the company's Management Board and play a role in the company's long-term strategy. Mr. Ghio will also continue to represent Vasta as President of Abraspe, the Brazilian Association of Education Systems and Platforms, an entity that brings together the main companies in the sector.

Since 2Q22, Vasta has reported updates on its ESG standards, including a panel of key ESG indicators aligned with the topics identified during materiality review process. The highlights include: (i) the Afro Internship Program, which created exclusive internship positions for black people in the organization; (ii) the launch of the first Greenhouse Gas (GHG) Emissions Compensation Program for its operations and the increased use of renewable energy sources in our day-to-day activities; and (iii) the achievement of targets for diversity in leadership and board of directors. Furthermore, in December, Vasta signed the ten principles of the UN Global Compact on human rights, labor, environment and anti-corruption. The movement reinforces the Company's commitment to sustainable development and the best ESG practices.

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MESSAGE FROM MANAGEMENT

The fourth quarter of 2022 continues to show a positive trend after strong results in the last quarter when we concluded the 2022 sales cycle (4Q21 to 3Q22), exceeding our 2022 ACV guidance of R$1.0 billion by 2.4%. Vasta’s accumulated subscription revenue during the 2022 fiscal year totaled R$1,121 million, a 39.5% increase compared to the 2021 fiscal year.

The fourth quarter of 2022 sales cycle represents the first quarter of the 2023 sales cycle, where subscription revenue grew 28% compared to 4Q21, or 8% above the ACV guidance. This growth in subscription revenue was mainly driven by (i) the growth in our complementary solutions portfolio (with more participating schools, and more solutions per school), (ii) increased participation of premium labels in the ACV mix and (iii) migration from PAR to subscription revenue. We intend to continue to seek ACV and revenue growth based on these factors. We expect the 2023 sales cycle to be slightly less concentrated in the first two quarters in 2023 (expected 65.1%) than in the previous year (66.5%), due to the different seasonality of new products and lower PAR revenue.

The 2023 ACV totaled R$1,230 million, representing an organic growth of 20% over the subscription revenue for the 2022 cycle, which comprised a more varied mix in sources of revenue as we had higher growth in our premium brands such as Anglo, Eleva and Mackenzie. We continue to believe that quality and reputation remain decisive in our business. Consistently with our strategy, we continue to invest in the migration from paper-based products (PAR) to digital subscription products (Textbook as a Service platform) offered on a fee-per-student basis. Complementary solutions is expected to have the highest growth rate among our business segments in 2023 (with a 39% increase compared to 2022 cycle subscription revenue) continuing its trend of increasing adoption by our client base. Traditional learning systems (including Textbook as a Service platform) are expected to grow 18% in 2023 compared to the 2022 cycle subscription revenue, driven by upsell & cross sell and price adjustments.

Moreover, we continue to see the normalization of the company’s profitability and cash flow generation. In 4Q22, Adjusted EBITDA totaled R$200 million, a 25% increase compared to R$161 million in 4Q21. We attribute this increase to the normalization of our business and improvement in gross margin due to a greater participation of premium products in our sales mix, increased sales of complementary solutions and cost dilutions combined with lower commercial and G&A expenses following operating efficiency gains and cost savings implemented in 2022. In the 2022 fiscal year, Adjusted EBITDA has grown 106%, to R$375 million, with a margin increase of 10.5 p.p. to 29.7%. Both Adjusted EBITDA and Adjusted Net Profit were partially offset by the R$15.0 million in provisions for doubtful accounts (PDA), relating to the entirety of Vasta’s receivables for products in inventories of a large retail company undergoing judicial recovery.

Vasta’s operating cash flow in 2022 totaled R$ 92 million, or R$ 112 million excluding the early payment of royalties (R$20 million) to content providers, from a negative R$94 million in the same period of 2021. This increase in operating cash flow reduced the net debt/adjusted EBITDA ratio to 2.78x, which maintained a downward trend for the fourth consecutive quarter.

During the 2022 fiscal year, we have announced the acquisition of a minority interest in Educbank, the first financial ecosystem dedicated to K-12 schools, which delivers to educational institutions services such as management and financial support by providing payment guaranty for tuitions. We have also announced the acquisition of Phidelis, a complete enterprise resource planning (ERP) software for K-12 schools with both academic and managerial features. The combination of Educbank and Phidelis, our academic and financial ERPs, proved a powerful tool to provide schools the critical information they need to be more efficient, adding key advantages to our platform as a service for K-12 schools. Since its acquisition, Educbank has increased its student-base 4.5x, totaling 62 thousand students as of December 31,

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2022. Educbank delivers a frictionless business model and has a Net Promoter Score (NPS) of 85 out of 100. Educbank was the only representative from Latin America at the SXSW Innovation Awards, one of the main international innovation awards, during which Educbank became the first Brazilian company to receive the People's Choice Awards. Other awards and recognitions of Educbank include its selection for Endeavor's Scale-Up acceleration program and its TOP 3 ranking in the Education category of CNN’s 2022 Brazil Notable Awards.

Following our practice in past quarters, we have dedicated a section of our earnings release for Environmental, Social and Governance (ESG) matters, including a panel of key indicators that will be updated on a quarterly basis, reinforcing our commitment to the highest ESG standards.

Finally, we have announced Vasta´s CEO transition plan. Mr. Guilherme Mélega, the Company’s current chief operating officer, will assume the CEO role and Mr. Mario Ghio, who has chosen to step down from his executive role with the Company, will continue to serve as a member of the Company's Board of Directors and play a role in the Company's long-term strategy. Mr. Ghio will also continue to represent the Company in his role as the President of ABRASPE, the Brazilian Association of Education Systems and Education Platforms, an organization of leading companies in the sector. Mr. Ghio and Mr. Mélega have worked very closely in recent years, which is expected to promote a smooth transition in leadership and continuity in the management of Vasta.

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2023 ACV COMPOSITION

The Annual Contract Value (ACV) for the 2023 sales cycle totaled R$1,230 million, which represents growth of 20% over the subscription revenue of the 2022 cycle (“2022 subscription revenue”, collected from the fourth quarter of 2021 to the third quarter of 2022). Complementary solutions has had the highest growth rate among our business segments (with a 39% increase compared to 2022 cycle subscription revenue). Traditional learning systems (including the Textbook as a Service platform) grew 20% compared to the 2022 subscription revenue cycle, driven by upsell & cross sell and price adjustments. PAR paper-based ACV declined 1% compared to 2022 subscription revenue, in line with the Company strategy in focusing in Traditional learning systems.

Values in R$ Million	2023 ACV	2022 Subscription Revenue(1)	% Y/Y
Learning system & Platform	968	804	20%
PAR paper-based	109	110	-1%
Complementary solutions	153	110	39%
Total ACV (organic)	1,230	1,024	20%

(1) Revenue from subscription products collected from 4Q21 to 3Q22.

As in previous years, a combination of new clients, cross-sell/up-sell and price adjustments were key drivers of the growth in ACV. New clients represented 9% of the ACV growth, which offset the 9% increase in the rate of lost clients (or churn). The combined effect of cross-sell/up-sell and price adjustments contributed to a 20% growth in ACV (with the price adjustments above consumer price inflation (IPCA) of the last twelve months ended in December 31, 2022).

The churn rate was 1 p.p. higher than in previous years. While the churn rate of our premium brands remained low, there was an upward trend in the churn rate in the mainstream segment and PAR clients, both likely affected by unfavorable macroeconomic conditions.

% Change Y/Y	2023 ACV
New clients	9%
Cross-sell/up-sell + Price readjustment	20%
Churn	(9%)
Total ACV growth (organic)	20%

ACV change calculated over revenue from subscription products collected from 4Q21 to 3Q22.

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OPERATING PERFORMANCE

Student base – subscription models

	2023	2022	% Y/Y	2021	% Y/Y
Partner schools - Core content	5,157	5,351	-3.6%	4,508	18.7%
Partner schools – Complementary solutions	1,548	1,304	18.7%	1,114	17.1%
Students - Core content	1,557,503	1,589,224	-2.0%	1,335,152	19.0%
Students - Complementary content	452,693	400,192	13.1%	307,941	30.0%

Note: Students enrolled in partner schools

The fourth quarter of 2022 marks the beginning of the 2023 business cycle for Vasta. It is in this quarter that the first deliveries of content to students and partner schools regarding the 2023 ACV are made.

Overall, we observed a stability in the number of partner schools and students in core content. Aligned with the company´s strategy to focus on improving our client base in 2023 through a better mix of schools and growth in premium education systems (Anglo, PH and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships. On the other hand, the reduction of our client base was concentrated on the low-end segment and PAR (paper-based), which have higher number of students on average, and a lower margin. Average ticket price of schools that remain in our client base in 2023 is 11% higher than that of schools that are no longer our clients.

FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	4Q22	4Q21	% Y/Y	2022	2021	% Y/Y
Subscription	443,950	346,842	28.0%	1,121,158	803,702	39.5%
Subscription ex-PAR	377,376	280,883	34.4%	994,479	680,559	46.1%
Traditional learning systems	284,465	223,151	27.5%	848,531	588,168	44.3%
Complementary solutions	92,911	57,732	60.9%	145,948	92,390	58.0%
PAR	66,574	65,959	0.9%	126,679	123,143	2.9%
Non-subscription	61,069	51,416	18.8%	143,121	143,717	-0.4%
Total net revenue	505,019	398,258	26.8%	1,264,280	947,419	33.4%
% ACV	36.1%	33.9%	2.2	n.m	n.m	n.m
% Subscription	88%	87%	0.8 p.p	89%	85%	3.95 p.p

Note: n.m.: not meaningful

In the fourth quarter of 2022, net revenue increased 27% year-on-year, to R$505 million. Subscription revenue grew 28%, driven by the recognition of 36% of 2023 ACV in 4Q22, mainly driven by the increase in traditional learning systems, complementary solutions, and textbook subscription products (“PAR”). As guidance for 1Q23, we expect a net revenue from R$ 395 million to R$ 415 million, to be comprised of R$ 350 million to R$ 360 million from subscription products (29% of 2023 ACV) and R$ 45 million to R$55 million from non-subscription products. We expect the 2023 sales cycle to be slightly less concentrated in the first two quarters in 2023 (expected 65.1%) than in the previous year (66.5%), due to the different seasonality and mix of our products.

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EBITDA

Values in R$ ‘000	4Q22	4Q21	% Y/Y	2022	2021	% Y/Y
Net revenue	505,019	398,260	26.8%	1,264,280	947,419	33.4%
Cost of goods sold and services	(172,077)	(135,919)	26.6%	(473,135)	(396,829)	19.2%
General and administrative expenses	(119,888)	(126,071)	-4.9%	(471,626)	(430,279)	9.6%
Commercial expenses	(50,205)	(45,400)	10.6%	(194,043)	(164,439)	18.0%
Other operating income	(1,921)	3,352	-157.3%	1,020	5,554	-81.6%
(Loss) profit of equity-accounted investees	(2,362)	-	0.0%	(4,512)	-	0.0%
Impairment losses on trade receivables	(28,773)	(10,728)	168.2%	(45,904)	(32,726)	40.3%
Profit before financial income and taxes	129,793	83,495	55.4%	76,080	(71,300)	-206.7%
(+) Depreciation and amortization	69,694	61,664	13.0%	268,540	211,156	27.2%
EBITDA	199,487	145,159	37.4%	344,621	139,856	146.4%
EBITDA Margin	39.5%	36.4%	3.1	27.3%	14.8%	12.5
(+) Layoff related to internal restructuring	608	9,411	-93.5%	3,323	15,735	-78.9%
(+) Share-based compensation plan	107	6,119	-98.3%	27,364	26,677	2.6%
Adjusted EBITDA	200,202	160,690	24.6%	375,308	182,269	105.9%
Adjusted EBITDA Margin	39.6%	40.3%	(0.7)	29.7%	19.2%	10.4

Note: n.m.: not meaningful

In the fourth quarter, Adjusted EBITDA totaled R$200 million, a 25% increase compared to R$161 million in 4Q21. This increase was mainly driven by operating efficiency gains, cost savings and sales mix that benefited from the growth of subscription products. In the 2022 fiscal year, Adjusted EBITDA has grown 106%, to R$375 million, with a margin increase of 10.5 p.p. to 29.7%.

(%) Net Revenue	4Q22	4Q21	Y/Y (p.p.)	2022	2021	Y/Y (p.p.)
Gross margin	65.9%	65.9%	0.1	62.6%	58.1%	4.5
Adjusted cash G&A expenses(1)	-10.6%	-11.4%	0.8	-13.9%	-18.1%	4.2
Commercial expenses	-9.9%	-11.4%	1.5	-15.3%	-17.4%	2.0
Impairment on trade receivables	-5.7%	-2.7%	(3.0)	-3.6%	-3.5%	(0.2)
Adjusted EBITDA margin	39.6%	40.3%	(0.7)	29.7%	19.2%	10.4

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring and share-based compensation plan.

Consistent with the trend observed in our net revenue, gross margin grew from 58.1% in 2021 to 62.6% in 2022, a 4.5 p.p. increase resulting from the consistent implementation of our business strategy, which includes: (i) expansion of complementary solutions offered to our partner schools; (ii) migration of customers from non-subscription to subscription products, which affords greater loyalty, profitability and results predictability; and (iii) sale of upgrades to premium education systems, to partner schools within our existing client base.

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Moreover, adjusted G&A expenses and commercial expenses decreased 4.2 p.p. and 2.0 p.p. respectively, driven by workforce optimization and budgetary discipline. We believe that the reduction in expenses highlight the operational scalability of Vasta's educational solutions business model and digital platform.

Reported provisions for doubtful accounts (PDA) has no significant variation between the years 2022 and 2021, however, it grew 3 p.p. in 4Q22 compared to 4Q21. This increase in PDA was due to the provisioning of 100% of accounts receivable from retail companies undergoing judicial recovery, in the amount of R$ 15.0 million. Excluding this factor, the participation of PDA in relation to Vasta's Net Revenue remains stable between 4Q21 and 4Q22 (2.7% in both quarters) and reduced by 1 p.p. as between the years 2021 and 2022 (3,5% to 2.5%).

Finance Results

Values in R$ ‘000	4Q22	4Q21	% Y/Y	2022	2021	% Y/Y
Finance income	32,218	13,847	132.7%	88,557	35,640	148.5%
Finance costs	(74,033)	(51,009)	45.1%	(270,324)	(120,183)	124.9%
Total	(41,814)	(37,162)	12.5%	(181,766)	(84,543)	115.0%

In the fourth quarter of 2022, finance income totaled R$32 million, from R$13 million in 4Q21, mainly due to the impact of higher interest rates on financial investments and marketable securities. In the 2022 fiscal year, finance income increased 149% to R$89 million. Finance costs in 4Q22 increased 45% (quarter-on-quarter), to R$74 million, driven by higher interest rates applicable to bonds and financings, accounts payable on business combination and provision for tax, civil and labor losses. In the 2022 fiscal year, finance costs increased 125% to R$270 million.

Net profit (loss)

Values in R$ ‘000	4Q22	4Q21	% Y/Y	2022	2021	% Y/Y
Net profit (loss)	75,862	19,781	283.5%	(54,573)	(118,754)	-54.0%
(+) Layoffs related to internal restructuring	608	9,411	-93.5%	3,323	15,735	-78.9%
(+) Share-based compensation plan	107	6,121	-98.3%	27,364	26,677	2.6%
(+) Amortization of intangible assets(1)	39,232	35,956	9.1%	155,481	122,460	27.0%
(-) Income tax contingencies reversal	(29,715)	-	0.0%	(29,715)	-	0.0%
(-) Tax shield(2)	(13,582)	(17,506)	-22.4%	(63,297)	(56,056)	12.9%
Adjusted net profit (loss)	72,512	53,763	34.9%	38,583	(9,938)	-488.2%
Adjusted net margin	14.4%	13.5%	0.9	3.1%	-1.0%	4.1

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the fourth quarter of 2022, adjusted net profit totaled R$72.5 million, a 35% increase compared to R$ 53.7 in 4Q21. In the 2022 fiscal year, adjusted net profit reached R$ 38.5 million, from a loss of R$ 10 million in 2021.

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Accounts receivable and PDA

Values in R$ ‘000	4Q22	4Q21	% Y/Y	3Q22	% Q/Q
Gross accounts receivable	728,035	552,014	31.9%	378,587	92.3%
Provision for doubtful accounts (PDA)	(69,481)	(46,500)	49.4%	(49,250)	41.1%
Coverage index	9.5%	8.4%	1.1	13.0%	(3.5)
Net accounts receivable	658,554	505,514	30.3%	329,337	100.0%
Average days of accounts receivable(1)	187	192	(5)	102	85

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 187 days in the 4Q22, 5 days lower than the same quarter of the previous year.

Free cash flow

Values in R$ ‘000	4Q22	4Q21	% Y/Y	2022	2021	% Y/Y
Cash from operating activities(1)	6,396	(37,373)	-117.1%	291,531	21,372	1264.1%
(-) Income tax and social contribution paid	(4,417)	-	0.0%	(7,153)	(1,167)	512.9%
(-) Payment of provision for tax, civil and labor losses	(55)	(113)	-51.2%	(1,363)	(628)	117.2%
(-) Interest lease liabilities paid	(4,128)	(3,128)	32.0%	(14,941)	(14,692)	1.7%
(-) Acquisition of property, plant, and equipment	(10,541)	(11,458)	-8.0%	(61,143)	(20,910)	192.4%
(-) Additions of intangible assets	(20,543)	(19,115)	7.5%	(87,362)	(55,878)	56.3%
(-) Lease liabilities paid	(6,594)	(6,690)	-1.4%	(27,003)	(21,998)	22.8%
Free cash flow (FCF)	(39,882)	(77,875)	-48.8%	92,566	(93,900)	-198.6%
FCF/Adjusted EBITDA	-19.9%	-48.5%	28.5	24.7%	-51.5%	76.2

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

In 4Q22, Free Cash Flow (FCF) totaled negative R$ 39 million, compared to a negative R$78 million FCF in 4Q21. In the 2022 fiscal year, FCF totaled R$ 92 million, or R$ 112 million excluding the early payment of royalties (R$20 million) to content providers, up from a negative R$94 million in the same period of 2021.

Financial leverage

Values in R$ ‘000	4Q22	3Q22	2Q22	1Q22	4Q21
Financial debt	842,996	811,612	844,778	817,517	831,226
Accounts payable from business combinations	625,277	647,466	585,503	570,660	532,313
Total debt	1,468,273	1,459,078	1,430,281	1,388,177	1,363,539
Cash and cash equivalents	45,765	44,343	147,762	145,998	309,893
Marketable securities	380,514	433,805	417,768	303,675	166,349
Net debt	1,041,994	980,930	864,751	938,504	887,297
Net debt/LTM adjusted EBITDA(1)	2.78	2.92	3.04	3.67	4.87

(1) LTM adjusted EBITDA includes Eleva. Eleva’s LTM adjusted EBITDA prior to November 2021 may not reflect Vasta’s accounting standards.

As of the end of the 2022 fiscal year, Vasta had a net debt position of R$1,042 million, higher than 3Q22, mainly due to the impacts of higher financial leverage and higher interest rates. The net debt/LTM adjusted EBITDA of 2.78x as of 4Q22, shows a downward trend for the fourth consecutive quarter. In comparison to 4Q21, the net debt position increase amounted to R$ 155 million, owing to higher interest rates and the investment made in the minority-stake acquisitions of Educbank (in July 2022) and Phidellis (in February 2022), both of which partially offset by the positive operating cash flow (OCF).

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ESG

Since 2Q22, Vasta reports updates about its ESG standards, including a panel of key ESG indicators, in line with the topics identified in the materiality process. Information about 2021 can be found in Vasta’s Sustainability Report, which can be found here.

Check below the main highlights of ESG in the fourth quarter of 2022.

Global Compact

In December, Vasta signed the ten principles of the UN Global Compact on human rights, labor, environment and anti-corruption. The movement reinforces the Company's commitment to sustainable development and the best ESG practices.

Corporate Sustainability Assessment – S&P

Vasta was ranked 6th globally by S&P Global's Corporate Sustainability Assessment in Consumer Services category - being a pioneer among peers. It is important to highlight that it was the first year that the questionnaire was answered by the Company, already in a prominent position.

Key Indicators

ENVIRONMENT

SDGs	GRI	Water withdrawn by source[2] (m³)	Unit	1Q22	2Q22	3Q22	4Q22
6	303-3	Ground water	m³	1,786	2,674	3,438	2,771
		Utility supply	m³	840	187	127	0
		Total	m³	2,626	2,861	3,565	2,771
SDGs	GRI	Internal energy consumption	Unit	1Q22	2Q22	3Q22	4Q22
12 and 13	302-1	Total energy consumed	GJ	1,569	1,348	1,523	1,934
		Percentage of energy from renewable sources[3]	%	92%	97%	98%	98%

•	98% of the energy used by the Company comes from renewable sources;

•	100% of the energy used in our largest distribution center in São José dos Campos, comes from renewable sources; and

•	100% of our suppliers are FSC certified, which guarantees sustainable handling in the paper chain of custody. We also have maintained the certification since 2008.

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SOCIAL

SDGs	GRI	Diversity in the work force by functional category	Unit	1Q22	2Q22	3Q22	4Q22
5	405-1	C-level - Women	% of people	20%	20%	25%	25%
		C-level - Men	% of people	80%	80%	75%	75%
		Total - C-level[4]	No. of people	5	5	4	4
		Leaders - Women (≥ management level)	% of people	45%	47%	48%	47%
		Leaders - Men (≥ management level)	% of people	55%	53%	52%	53%
		Total - Leaders (≥ management level)[5]	No. of people	130	131	134	134
		Academic faculty - Women	% of people	14%	31%	80%	81%
		Academic faculty - Men	% of people	86%	69%	20%	19%
		Total - Academic faculty[6]	No. of people	71	100	84	83
		Coordinators and Administrative - Women	% of people	56%	57%	57%	56%
		Coordinators and Administrative - Men	% of people	44%	43%	43%	46%
		Total - Coordinators and Administrative[7]	No. of people	1,576	1,521	1,539	1.516
		Total - Women	% of people	53%	54%	54%	54%
		Total - Men	% of people	47%	46%	46%	46%
		Total - Employees	No. of people	1,782	1,757	1,761	1.737
SDGs	GRI	Indirect economic impact	Unit	1Q22	2Q22	3Q22	4Q22
11	-	Scholarship holders in Somos Futuro program	nº	373	371	365	349
SDGs	GRI	Occupational Health and Safety	Unit	1Q22	2Q22	3Q22	4Q22
3	403-5, 403-9	% of units covered by the Environmental Risk Prevention Program	%	100%	100%	100%	100%
		Total employees trained in health and safety[8]	No. of people	90	110	346	710
		Total number of hours training in health and safety	No.	491	2,871	375	618
		Average number of hours training in health and safety per participant[9]	No.	5.5	4.4	1.1	1,2
		Total number of hours of on-site training for fire brigade	No.	248	408	56	0
		Average number of hours of on-site training for fire brigade per participant[9]	No.	7.7	8.0	8	0
		Employees - Injury frequency rate[10]	rate	0.92	3.75	4.06	3,89
		Employees - High-consequence injuries rate[11]	rate	0.00	0.00	0,00	0,00
		Employees - Recordable injuries rate[12]	rate	0.92	0.94	3.04	0,00
		Employees - Fatality rate[13]	rate	0.00	0.00	0.00	0,00

Diversity

47% of leaders (management level and above) and 19% of the teaching faculty at Vasta are women. We are also committed to other measures that promote diversity and inclusion, such as the Somos Futuro project, from the Instituto Somos, to accelerate talents from public schools, in which almost 40% of the participants are black or of mixed race.

Indirect Economic Impact

The Somos Futuro Program, maintained by Vasta’s social arm, Instituto SOMOS, is an acceleration initiative for public school students, who receive full study scholarships for secondary education in Vasta partnering private schools. The participants also receive educational and para-educational materials, online tutoring, mentoring and access to the entire program support network, which includes psychological counseling. 349 students are enrolled in the current edition of the program – which has benefited almost 600 people since it began in 2018.

11

Health and Safety

Vasta invested in enhancing controls and communication on occupational health and safety for employees. This contributed to an increase in accident reporting rates, boosting the accuracy of control and management systems

GOVERNANCE

SDGs	GRI	Ethical behavior	Unit	1Q22	2Q22	3Q22	4Q22
8, 16	205-1, 205-2, 205-3	Employees trained in anti-corruption policies and procedures	% of people	100%	100%	100%	100%
		Operations submitted to corruption-related risk assessment	% of operations	100%	100%	100%	100%
		Number of confirmed cases of corruption	No. of cases	0	0	0	0
SDGs	GRI	Data privacy and infrastructure	Unit	1Q22	2Q22	3Q22	4Q22
16	418-1	Substantiated complaints received from outside parties	No.	6	28	20	17
		Substantiated complaints received from regulatory bodies	No.	0	0	0	0
		Identified leaks, thefts, or losses of customer data	No.	0	0	0	0

SDGs	GRI	Diversity in the Board of Directors	Unit	1Q22	2Q22	3Q22	4Q22
5	405-1	Women	% of people	29%	29%	29%	29%
		Men	% of people	71%	71%	71%	71%
		Total	nº of people	7	7	7	7

Data Privacy

Contacts relating to data privacy issues, such as correction, access, confirmation and/or exclusion and portability of data, are received by our Privacy Portal. Vasta received no substantiated complaints related to leaks or loss of data.

FOOTNOTES:
SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
NA	Indicator discontinued or not measured in the quarter.
1	Quarterly monitoring of a selection of material indicators. For further information, consult our Sustainability Report, available here.
2	Based on invoices from sanitation concessionaires.
3	Acquired from the free energy market.
4	CEO, vice presidents reporting directly to the CEO and all directors.
5	Management, senior management and leadership positions not reporting directly to the CEO (regional directors, unit directors and vice presidents).
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, academic coordination, specialists, adjuncts, assistants, and analysts.
8	All the employees undergoing training in the period.
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000.
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	(Accidents with leave + Fatalities)/ MHT x 1,000,000.
13	Fatalities/ MHW x 1,000,000.
12

CONFERENCE CALL INFORMATION

Vasta will discuss its fourth quarter 2022 results on March 23, 2023, via a conference call at 5:00 p.m. Eastern Time. To access the call [(ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989]. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ir@vastaplatform.com

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Operating cash flow (OCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Operating cash flow (OCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Operating cash flow (OCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

15

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

16

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	December 31, 2022	December 31, 2021

Current assets
Cash and cash equivalents	45,765	309,893
Marketable securities	380,514	166,349
Trade receivables	649,135	505,514
Inventories	266,450	242,363
Prepayments	56,645	40,069
Taxes recoverable	19,120	24,564
Income tax and social contribution recoverable	17,746	8,771
Other receivables	972	2,105
Related parties – other receivables	1,759	501
Total current assets	1,438,106	1,300,129

Non-current assets
Judicial deposits and escrow accounts	194,859	178,824
Deferred income tax and social contribution	170,851	130,405
Related parties	-	-
Investments accounted for using the equity method	90,603	-
Other Investments and interests in entities	8,271	-
Property, Plant and equipment	197,688	185,682
Intangible assets and goodwill	5,420,213	5,538,367
Total non-current assets	6,082,485	6,033,278

Total Assets	7,520,591	7,333,407
17

Consolidated Statements of Financial Position (continued)

Liabilities	December 31, 2022	December 31, 2021

Current liabilities
Bonds and financing	93,779	281,491
Suppliers	250,647	264,787
Reverse Factoring	155,469	-
Lease liabilities	23,151	26,636
Contractual obligations and deferred income	67,134	46,037
Accounts payable for business combination	73,007	20,502
Salaries and social contributions	100,057	62,829
Income tax and social contribution payable	5,564	16,666
Other liabilities	20,347	20,033
Other liabilities - related parties	54	39,271
Total current liabilities	789,209	778,252

Non-current liabilities
Bonds and financing	749,217	549,735
Lease liabilities	117,412	133,906
Accounts payable for business combination	552,270	511,811
Provision for tax, civil and labor losses	651,252	646,850
Contractual obligations and deferred income	-	128
Other liabilities	31,551	47,516
Total non-current liabilities	2,101,702	1,889,946

Shareholder's Equity
Share Capital	4,820,815	4,820,815
Capital reserve	80,531	61,488
Treasury shares	(23,880)	(23,880)
Accumulated losses	(247,787)	(193,214)
Total Shareholder's Equity	4,629,679	4,665,209

Total Liabilities and Shareholder's Equity	7,520,591	7,333,407
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Consolidated Income Statement

	December 31, 2022	December 31, 2021

Net revenue from sales and services	1,264,280	947,419
Sales	1,233,978	914,266
Services	30,302	33,153

Cost of goods sold and services	(473,135)	(396,829)

Gross profit	791,145	550,590

Operating income (expenses)	(710,553)	(621,890)
General and administrative expenses	(471,626)	(430,279)
Commercial expenses	(194,043)	(164,439)
Other operating income	1,020	5,554
Impairment losses on trade receivables	(45,904)	(32,726)

Share of (loss) profit of equity-accounted investees	(4,512)	-

Profit (Loss) before finance result and taxes	76,080	(71,300)

Finance result	(181,766)	(84,543)
Finance income	88,557	35,640
Finance costs	(270,323)	(120,183)

Profit (Loss) before income tax and social contribution	(105,687)	(155,843)

Income tax and social contribution	51,114	37,089
Current	10,668	(11,297)
Deferred	40,446	48,386

Net Loss for the period	(54,573)	(118,754)

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Consolidated Statement of Cash Flows

	For the year ended December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(105,687)	(155,843)	(71,053)
Adjustments for:
Depreciation and amortization	264,135	211,156	174,088
Share of loss of equity-accounted investees	4,512	-	-
Impairment losses on trade receivables	45,904	32,726	25,015
Reversal for tax, civil and labor risks, net	(15,099)	(1,986)	(2,092)
Interest on provision for tax, civil and labor losses	42,063	34,300	13,297
Provision for obsolete inventories	40,924	22,117	4,057
Interest on bonds and financing	108,896	43,549	52,935
Interest on loans from related parties	-	-	2,922
Contractual obligations and right to returned goods	11,312	(1,159)	1,454
Interest on accounts payable for business combination	65,725	157	1,568
Imputed interest on suppliers	19,810	8,158	2,945
Share-based payment expense	19,043	22,526	39,648
Interest on lease liabilities	13,143	14,984	15,091
Interest on marketable securities incurred	(54,954)	(26,719)	(16,907)
Bank and collection fees	3,891	-	-
Other finance costs, liquid of the income finance	3,441	-	-
Cancellations of right-of-use contracts	616	(195)	-
Residual value of disposals of property and equipment and intangible assets	13,161	124	(454)
	480,836	203,895	242,514
Changes in
Trade receivables	(189,329)	(25,408)	(123,412)
Inventories	(65,011)	(14,038)	(20,812)
Prepayments	(16,576)	(12,511)	(4,060)
Taxes recoverable	(16,566)	(4,914)	24,573
Judicial deposits and escrow accounts	(16,035)	(6,076)	184
Other receivables	1,133	(1,789)	4,516
Related parties – other receivables	(1,258)	-	-
Suppliers	121,519	(16,124)	42,620
Salaries and social charges	37,166	(9,890)	(6,693)
Tax payable	(4,039)	5,711	13,629
Contractual obligations and deferred income	9,657	(2,659)	(2,163)
Other liabilities	(10,748)	(670)	4,295
Other liabilities - related parties	(39,218)	(94,155)	117,299
Cash from operating activities	291,531	21,372	292,490
Interest lease liabilities paid	(14,941)	(14,692)	(14,675)
Payment of interest on bonds and financing	(92,500)	(24,922)	(49,404)
Payment of interest on business combinations	(603)	(1,572)	-
Income tax and social contribution paid	(7,153)	(1,167)	(5,234)
Payment of provision for tax, civil and labor losses	(1,363)	(627)	(7,716)
Net cash generated by (used in) operating activities	174,971	(21,608)	215,461

20

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(61,143)	(20,910)	(1,642)
Additions of intangible assets	(87,362)	(55,878)	(42,793)
Acquisition of subsidiaries net of cash acquired	(81,043)	(186,218)	(23,147)
Proceeds from (purchase of) investment in marketable securities	(166,543)	351,472	(474,195)
Net cash (used in) generated by investing activities	(396,091)	88,466	(541,777)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	-	-	2,426
Suppliers - related parties	-	(1,450)	(207,174)
Loans from related parties	-	-	65,600
Payments of loans from related parties	(254,885)	(20,884)	(76,830)
Lease liabilities paid	(27,003)	(21,998)	(12,835)
Acquisition of treasury shares	-	(23,880)	-
Parent Company's Net Investment	-	-	(6,335)
Issuance of common shares in initial public offering	-	-	1,836,317
Transaction costs in initial public offering	-	-	(154,849)
Payments of bonds and financing	(759)	(477,741)	(852,135)
Issuance of securities with related parties net of issuance costs	250,000	-	-
Issuance of bonds net off issuance costs	1,018	497,000	-
Payments of accounts payable for business combination	(11,379)	(19,168)	-
Net cash (used in) generated by financing activities	(43,008)	(68,121)	594,185

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(264,128)	(1,263)	267,869
Cash and cash equivalents at beginning of period	309,893	311,156	43,287
Cash and cash equivalents at end of period	45,765	309,893	311,156
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(264,128)	(1,263)	267,869
21